April 4, 2005

To:	Brian K. Bhandari
Staff Accountant
United States Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	US Biodefense, Inc.
Form 8-K filed 03/18/05, amended 04/01/05
File No.: 000-31431

Dear Mr. Bhandari:

    The following are the Company's responses and revisions to its filing pursuant to your letter dated March 24, 2005:

Form 8-K/A filed April 1, 2005

1.    Upon review of paragraph 4 of Item 4.01 of this filing we noted the new auditor was note consulted during the two most recent fiscal years.  Please revise this disclosure to reflect communications with the new auditor through the date of engagement in accordance with Item 304 of Regulation S-B.

    The disclosure has been amended as follows:

As of March 18, 2005, the Company has subsequently engaged E. Randall Gruber, CPA as its independent accountants for the fiscal year ending November 30, 2004.  During the most recent two fiscal years through March 18, 2005 (the date of engagement), neither the Company nor anyone engaged on its behalf has consulted with E. Randall Gruber, CPA regarding: (i) either the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(v) of Regulation S-K).

        Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact us at (626) 961-0562.

Sincerely,

/s/ David Chin

David Chin

President